
07007339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2007
WASH. D.C.

SEC FILE NUMBER
8-52756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Granite Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27980 Main Road
(No. and Street)

Cutchogue | New York | 11935
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas DiDominica (631) 734-0001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coughlin Foundotos Cullen & Danowski, LLP
(Name – *if individual, state last, first, middle name*)

1650 Route 112 | Port Jefferson Station | New York | 11776
(Address) | (City) | (State) | (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Duffy, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Granite Securties, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

COLETTE M. BENNETT
NOTARY PUBLIC, State of New York
01BE4967969 Suffolk County
Term Expires June 11, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANITE SECURITIES, LLC
December 31, 2006 and 2005

Table of Contents

COUGHLIN FOUNDOTOS
CULLEN & DANOWSKI, LLP

VINCENT D. CULLEN, CPA
JAMES E. DANOWSKI, CPA
JILL S. FICHTER, CPA
CHRISTOPHER V. REINO, CPA
PETER F. RODRIGUEZ, CPA
STEPHEN J. WAGNER, CPA
ALAN YU, CPA

INDEPENDENT AUDITORS' REPORT

To the Members of
Granite Securities, LLC
Cutchogue, New York

We have audited the accompanying balance sheets of Granite Securities, LLC as of December 31, 2006 and 2005 and the related statements of operations and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Granite Securities, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Coughlin Foundotos Cullen & Danowski, LLP

February 22, 2007

1650 ROUTE 112, PORT JEFFERSON STATION, NEW YORK 11776-3060
PHONE: 631-473-3400 · FAX: 631-473-4863 · WWW.CFCD.COM

GRANITE SECURITIES, LLC
BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash	$ 206,814	$ 139,443
Commissions receivable	103,100	85,383
Loans receivable	22,696	35,446
Prepaid expenses	30,369	-
Total Current Assets	362,979	260,272
	$ 362,979	$ 260,272
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable & accrued expenses	$ 29,544	$ 11,328
Commissions payable	100,877	83,575
Member's loan payable	1,111	1,111
Total Current Liabilities	131,532	96,014
MEMBERS' EQUITY	231,447	164,258
	$ 362,979	$ 260,272

See Notes to Financial Statements

GRANITE SECURITIES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES	$ 4,360,300	$ 2,455,272
OPERATING EXPENSES	4,307,142	2,440,607
Income from operations	53,158	14,665
OTHER INCOME		
Interest income	14,031	2,151
Total other income	14,031	2,151
NET INCOME	67,189	16,816
MEMBERS' EQUITY, BEGINNING OF YEAR	164,258	147,442
MEMBERS' EQUITY, END OF YEAR	$ 231,447	$ 164,258

See Notes to Financial Statements

GRANITE SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 67,189	$ 16,816
Changes in assets and liabilities:		
Commissions receivable	(17,717)	(22,204)
Loans receivable	12,750	(13,471)
Prepaid assets	(30,369)	-
Accounts payable & accrued expenses	18,216	1,134
Commissions payable	17,302	14,448
Net Cash Provided By (Used in) Operating Activities	67,371	(3,277)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's loan	-	1,111
Net Cash Provided By Financing Activities	-	1,111
Net Increase (Decrease) in Cash	67,371	(2,166)
CASH - Beginning of Year	139,443	141,609
CASH - End of Year	$ 206,814	$ 139,443

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Business Activity

Granite Securities, LLC (the "Company") was created on November 10, 1999 in the State of New York as a limited liability company for both Federal and New York State tax purposes.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c. Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions and investment advisory.

d. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

e. Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

f. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business. There was no interest paid for the years ended December 31, 2006 and 2005.

2. CONCENTRATIONS OF CREDIT RISKS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $165,881 which was $160,881 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.79 to 1 at December 31, 2006. At December 31, 2005, the Company had net capital of $121,506 which was $116,506 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.79 to 1 at December 31, 2005.

4. INCOME TAXES

No provision for federal and state income taxes has been made in the financial statement since the Company's profit and losses are reported on the member's tax return.

5. RELATED PARTY TRANSACTIONS

The Company leases office space from its member. The lease is classified as an operating lease and is renewable on a month to month basis. Rent expense was $60,000 and $59,500 for the years ended December 31, 2006 and 2005, respectively.

The Company pays a management fee to its member for its consulting and other office expenses. Management fee expense was $838,450 and $246,700 for the years ended December 31, 2006 and 2005, respectively.

6. DISCRETIONARY SETTLEMENT

Discretionary settlements are normal in the course of doing business. During year ended December 31, 2005, two discretionary settlements were paid out as per the recommendation of counsel to avoid incurring legal fees in excess of the discretionary settlements.

7. RECLASSIFICATIONS

Certain amounts in the 2005 financial statements have been reclassified to conform with the 2006 presentation.

8. PENDING LITIGATION

Two legal actions have commenced against the Company. No amount has been accrued in these financial statements since the outcome of this matter is uncertain, and since the resulting liability, if any, cannot be determined. However, it is at least reasonably possible that a liability could result in the near term.

COUGHLIN FOUNDOTOS
CULLEN & DANOWSKI, LLP

VINCENT D. CULLEN, CPA
JAMES E. DANOWSKI, CPA
JILL S. FICHTER, CPA
CHRISTOPHER V. REINO, CPA
PETER F. RODRIGUEZ, CPA
STEPHEN J. WAGNER, CPA
ALAN YU, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Members of
Granite Securities, LLC
Cutchogue, New York

Our report on our audit of the basic financial statements of Granite Securities, LLC for the years ended December 31, 2006 and 2005 appears on page 1. The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coughlin Foundotos Cullen Danowski, LLP

February 22, 2007

1650 ROUTE 112, PORT JEFFERSON STATION, NEW YORK 11776-3060
PHONE: 631-473-3400 · FAX: 631-473-4863 · WWW.CFCD.COM

GRANITE SECURITIES, LLC
SCHEDULES OF OPERATING EXPENSES
For the Years Ended December 31, 2006 and 2005

	2006	2005
Commissions paid	$ 3,120,928	$ 1,777,870
Management fee	838,450	246,700
Rent expense	60,000	59,500
Lease expense	588	662
Insurance	42,581	38,642
Professional fees	10,921	3,183
Office expense	6,475	6,459
Bank fees	2,988	944
Brokerage fees	161,262	95,538
Dues and subscriptions	13,765	34,959
License and permits	49,184	59,372
Travel & entertainment	-	105
Advertising & marketing	-	73,615
Discretionary settlement	-	19,199
Seminars & conference expense	-	23,859
Total Operating Expenses	$ 4,307,142	$ 2,440,607

See Independent Auditors' Report on Supplementary Information

GRANITE SECURITIES, LLC
SCHEDULES OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2006 and 2005

	2006	2005
Net Capital		
Total members' equity	$ 231,447	$ 164,258
Deduct stockholders' equity not allowable for net capital	-	-
Total stockholders' equity qualified for net capital	231,447	164,258
Deductions and/or charges:		
Nonallowable assets:		
Loans receivable	22,696	35,446
Receivables from non-customers	5,941	7,289
Prepaid expenses	30,369	-
Total deductions and/or charges	59,006	42,735
Net capital before haircuts on securities positions (tentative net capital)	172,441	121,523
Haircuts on securities	(1,560)	(17)
Net Capital	$ 170,881	$ 121,506
Aggregate indebtedness		
Items included in consolidated financial condition:		
Commissions payable to brokers and dealers	$ 100,877	$ 83,575
Other accounts payable and accrued expenses	29,544	11,328
Total Aggregate Indebtedness	$ 130,421	$ 94,903
Computation of basic net capital requirement		
Minimum net capital required:	$ 5,000	$ 5,000
Excess net capital at 150 percent	$ -	$ -
Excess net capital at 100 percent	$ 165,881	$ 116,506
Ratio: Aggregate indebtedness to net capital	76%	78%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 167,023	$ 122,357
Audit adjustment to record accounting fee	(4,500)	(3,500)
Audit adjustment to reverse prior year accruals	3,500	(2,225)
Audit adjustment to correct accounts payable	(142)	-
Audit adjustment to write off old receivable balance	5,000	-
Audit adjustment to void stale dated checks	-	4,874
Net Capital Per Above	$ 170,881	$ 121,506

See Independent Auditors' Report on Supplementary Information

GRANITE SECURITIES, LLC
SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2006 and 2005

	2006	2005
Credit balances		
Free credit balances and other credit balances in customers' security accounts (including non-regulated commodity accounts, net of related margin deposits)	$	$
Monies borrowed collateralized by securities carried for the accounts of customers		
Monies payable against customers' securities loaned		
Customers' securities failed to receive (including credit balances in continuous settlement accounts)		
Credit balances in firm accounts that are attributable to principal sales to customers		
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		
Market value of short security count differences over thirty calendar days old		
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days		
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		
Total credit items	$ -	$ -
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3	$	$
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		
Failed to deliver customers' securities not older than thirty calendar days (including debit balances in continuous net settlement accounts)		
Other		
Gross debits	-	-
Less 3 percent charge		
Total debit items	-	-
Reserve computation		
Excess of total debits over total credits	$ -	$ -
Required deposit	$ -	$ -
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)	$	$
Excess as reported in Company's Part II FOCUS report		
Nonregulated commodity margin deposits erroneously excluded from the Company's computation		
Other items, net		
Excess per above computation	$ -	$ -

GRANITE SECURITIES, LLC

SCHEDULES OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Years Ended December 31, 2006 and 2005

	2006	2005
1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	$ -	$ -
A. Number of items	None	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -	$ -
A. Number of items	None	None

GRANITE SECURITIES, LLC

REPORT ON INTERNAL CONTROL

December 31, 2006



VINCENT D. CULLEN, CPA
JAMES E. DANOWSKI, CPA
JILL S. FICHTER, CPA
CHRISTOPHER V. REINO, CPA
PETER F. RODRIGUEZ, CPA
STEPHEN J. WAGNER, CPA
ALAN YU, CPA

February 22, 2007

To the Members of
Granite Securities, LLC
Cutchogue, New York

In planning and performing our audit of the financial statements of Granite Securities, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations if aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1650 ROUTE 112, PORT JEFFERSON STATION, NEW YORK 11776-3060
PHONE: 631-473-3400 · FAX: 631-473-4863 · WWW.CFCD.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

Coughlin Foundotos Cullen Danowski, LLP

February 22, 2007

END